300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

October 24, 2011

VIA EDGAR SUBMISSION

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: John Stickel

                    J. Nolan McWilliams

Re:	YRC Worldwide Inc. Registration Statement on Form S-1 Filed September 23, 2011 File No. 333-176971

Gentlemen:

On behalf of YRC Worldwide Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments raised in the letter, dated October 19, 2011, from the staff of the Securities and Exchange Commission (the “Commission”) to Jeff P. Bennett, Vice President - Legal, Interim General Counsel and Secretary of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-176971) (the “Registration Statement”). The Company will file with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 to the Registration Statement (the “Amendment”) once the staff of the Commission confirms that all of its comments to the Registration Statement have been addressed by the Company. The responses below correspond to the captions and numbers of the staff’s comments, which are reproduced in their entirety below. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Registration Statement.

The Company’s responses are as follows:

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

October 24, 2011

Registration Statement Cover Page

1.	Refer to footnote 5 to the fee table. It appears you are relying upon Securities Act Rule 416 to register an indeterminate number of shares of common stock as may be required because of “any liquidation preference.” Please provide us with your analysis that Rule 416 may be relied upon in this manner or revise to clarify that the anti-dilution provisions will only consist of what is specifically permitted by Rule 416.

Response: In response to the staff’s comment, the Amendment will include a revised version of footnote 5 to the fee table to clarify that the anti-dilution provisions will only consist of what is specifically permitted by Rule 416. The revised Calculation of Registration Fee table is attached hereto as Exhibit A.

Summary, page 1

2.	Please revise the opening paragraphs of the summary to disclose your net losses for the three most recent fiscal years and interim period and disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response: In response to the staff’s comment, the Amendment will include a revised “Summary—Our Company” section on page 1 of the Registration Statement. The revised “Summary—Our Company” section on page 1 of the Registration Statement is attached hereto as Exhibit B.

Securities and Exchange Commission

October 24, 2011

Exhibit 5.1

3.	Please have counsel revise its opinion to limit assumption (iv) on page 2 to securities that have not yet been issued.

Response: The Company has attached a revised Item 5.1 opinion of Kirkland & Ellis LLP as Exhibit C hereto (the “Item 5.1 Opinion”) in response to the staff’s comment. In addition, the Company has included a blacklined copy of the Item 5.1 Opinion marked to show changes from the version originally filed with the Commission on September 23, 2011 in the materials being hand delivered to the staff. For the staff’s convenience, the revised Item 5.1 Opinion has been annotated to indicate the specific changes made in response to the staff’s comments.

4.	Purchasers in the offering are entitled to rely on the legality opinion. Please have counsel revise the last paragraph on page 5 accordingly. Please have counsel revise Exhibits 5.2, 5.3, 5.4, 5.7, and 5.8 in this manner as well.

Response: The Item 5.1 Opinion has been revised in response to the staff’s comment. The Company has attached (i) a revised Item 5.2 opinion of Kobayashi, Sugita & Goda with respect to IMUA Handling Corporation as Exhibit D hereto (the “Item 5.2 Opinion”), (ii) a revised Item 5.3 opinion of Clark Hill PLC with respect to USF Holland Inc. as Exhibit E hereto (the “Item 5.3 Opinion”), (iii) a revised Item 5.4 opinion of Stoel Rives, LLP with respect to USF Reddaway Inc. as Exhibit F hereto (the “Item 5.4 Opinion”), (iv) a revised Item 5.7 opinion of Snell & Wilmer L.L.P. with respect to USF Bestway Inc. as Exhibit G hereto (the “Item 5.7 Opinion”) and (v) a revised Item 5.8 opinion of Baker Hostetler LLP with respect to Roadway Reverse Logistics, Inc. as Exhibit H hereto (the “Item 5.8 Opinion”) in response to the staff’s comment. In addition, the Company has included a blacklined copy of each of the Item 5.2 Opinion, the Item 5.3 Opinion, the Item 5.4 Opinion, the Item 5.7 Opinion and the Item 5.8 Opinion marked to show changes from the version originally filed with the Commission on September 23, 2011 in the materials being hand delivered to the staff. For the staff’s convenience, each of the revised Item 5.2 Opinion, Item 5.3 Opinion, Item 5.4 Opinion, Item 5.7 Opinion and Item 5.8 Opinion have been annotated to indicate the specific changes made in response to the staff’s comments.

Exhibit 5.3

Securities and Exchange Commission

October 24, 2011

5.	Refer to assumption (ii) on page 2. Please have counsel remove the qualifier “provided we have no knowledge to the contrary” or explain why this is an appropriate qualification.

Response: The Item 5.3 Opinion has been revised in response to the staff’s comment.

6.	The legality opinion should speak as of the date of effectiveness. Please have counsel revise assumption (vi) and Opinion 1 accordingly.

Response: The Item 5.3 Opinion has been revised in response to the staff’s comment.

7.	Please have counsel remove assumption (vii) on page 3. Counsel may rely on the Officer’s Certificate as to facts but it is not appropriate to assume those facts that are readily ascertainable.

Response: The Item 5.3 Opinion has been revised in response to the staff’s comment.

8.	Counsel is responsible for reviewing any documents that it believes are necessary to render its opinion. Please have counsel remove assumption (viii) or explain why this assumption is appropriate.

Response: The Item 5.3 Opinion has been revised in response to the staff’s comment.

9.	In this regard, please have counsel remove the qualification from Opinion 1. Please have counsel revise Opinion 1 in Exhibit 5.4 and Limitation A in Exhibit 5.7 in this manner as well.

Response: Each of the Item 5.3 Opinion, the Item 5.4 Opinion and the Item 5.7 Opinion has been revised in response to the staff’s comment.

10.	Please have counsel revise Opinions 1 to 3 to the extent that the guarantee of the Guarantor has already been executed and delivered.

Response: The Item 5.3 Opinion has been revised in response to the staff’s comment.

11.	Please have counsel tell us why it is appropriate to exclude from the opinion the effects of tax laws and laws and regulations concerning filing and notice requirements that may affect the determination you are in good standing. Please have counsel explain the similar limitation on tax laws and regulations in Exhibit 5.6.

Securities and Exchange Commission

October 24, 2011

Response: The Item 5.3 Opinion has been revised in response to the staff’s comment. The Company has attached a revised Item 5.6 opinion of Husch Blackwell LLP with respect to USF Dugan Inc. as Exhibit I hereto (the “Item 5.6 Opinion”) in response to the staff’s comment. In addition, the Company has included a blacklined copy of the Item 5.6 Opinion marked to show changes from the version originally filed with the Commission on September 23, 2011 in the materials being hand delivered to the staff. For the staff’s convenience, the revised Item 5.6 Opinion has been annotated to indicate the specific changes made in response to the staff’s comments.

Exhibit 5.5

12.	The legality opinion should speak as of the date of effectiveness. Please have counsel revise the second to last paragraph on page 4 accordingly or confirm that counsel will refile the opinion on the date of effectiveness. Please have counsel revise Exhibits 5.6, 5.7, and 5.8 in this manner as well.

Response: The Company will refile each of the Item 5.5 opinion of Morgan, Lewis & Bockius LLP with respect to Roadway Next Day Corporation, USF Glen Moore Inc. and New Penn Motor Express, Inc., the Item 5.6 Opinion, the Item 5.7 Opinion and the Item 5.8 Opinion on the date of effectiveness in response to the staff’s comment.

Exhibit 5.7

13.	It is not appropriate to assume that there has not been a change in the law affecting the validity or enforceability of the Notes, prior to effectiveness. Please have counsel revise assumption (ii) on page 3 accordingly.

Response: The Item 5.7 Opinion has been revised in response to the staff’s comment.

* * * * *

Securities and Exchange Commission

October 24, 2011

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,

/S/ DENNIS M. MYERS, P.C.
Dennis M. Myers, P.C.

Exhibit A

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
10% Series A Convertible Senior Secured Notes due 2015	$ 14,993,612	100%	$14,993,612(1)	$ 1,741
10% Series A Convertible Senior Secured Notes due 2015 Paid-in-Kind	$6,502,414(2)	100%	$ 6,502,414(1)	$ 755
10% Series B Convertible Senior Secured Notes due 2015	$ 13,401,338	100%	$13,401,338(1)	$ 1,556
10% Series B Convertible Senior Secured Notes due 2015 Paid-in-Kind	$5,811,879(3)	100%	$ 5,811,879(1)	$ 675
Common Stock, par value $0.01 per share	161,339,531	$0.07(4)	$ 11,293,767	$ 1,311
Common Stock, par value $0.01 per share	500,642,286(5)	—	—	$— (6)
Guarantees of 10% Series A Convertible Senior Secured Notes due 2015	—	—	—	— (7)
Guarantees of 10% Series B Convertible Senior Secured Notes due 2015	—	—	—	— (7)

(1)	Equals the aggregate principal amount of securities being registered. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Equals the maximum aggregate principal amount of 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) paid-in-kind in respect of interest to be paid on the Series A Notes.
(3)	Equals the maximum aggregate principal amount of 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”) paid-in-kind in respect of interest or make whole premium to be paid on the Series B Notes.
(4)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low prices of the registrant’s common stock, par value $0.01 per share (the “common stock”) as reported on the NASDAQ Global Select Market on September 21, 2011.
(5)	Equals the sum of (i) an estimate of the maximum number of shares of the registrant’s common stock issuable in respect of principal and paid-in-kind interest of the Series A Notes being registered (189,637,942 shares), (ii) an estimate of the maximum number of shares of common stock issuable in respect of principal, paid-in-kind interest and make whole premium of the Series B Notes being registered (311,004,344 shares), and (iii) such currently indeterminate number of shares of common stock as may be required for issuance in respect of the Series A Notes and the Series B Notes being registered as a result of anti-dilution provisions thereof.
(6)	No additional consideration will be received for the common stock issuable upon conversion of the Series A Notes and the Series B Notes; therefore no registration fee is required pursuant to Rule 457(i) of the Securities Act of 1933 with respect to such shares.
(7)	The Series A Notes and the Series B Notes are guaranteed by the guarantors named in the Table of Additional Registrants. No separate consideration will be paid in respect of the guarantees pursuant to Rule 457(n) of the Securities Act.

The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Exhibit B

SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the section entitled “Risk Factors,” the documents referred to under the heading “Where You Can Find More Information” and the documents incorporated by reference under the heading “Incorporation of Certain Documents by Reference.”

Our Company

YRC Worldwide Inc., one of the largest transportation service providers in the world, is a holding company that through wholly owned operating subsidiaries and its interest in certain joint ventures offers its customers a wide range of transportation services. These services include global, national and regional transportation. Our operating subsidiaries include the following:

•

YRC National Transportation (“National Transportation”) is the reporting unit for our transportation service providers focused on business opportunities in regional, national and international services. National Transportation provides for the movement of industrial, commercial and retail goods, primarily through regionalized and centralized management and customer facing organizations. This unit includes our less-than-truckload (“LTL”) subsidiary YRC Inc. (“YRC”), and YRC Reimer, a subsidiary located in Canada that specializes in shipments into, across and out of Canada. In addition to the United States (“U.S.”) and Canada, National Transportation also serves parts of Mexico, Puerto Rico and Guam.

•

Regional Transportation (“Regional Transportation”) is the reporting unit for our transportation service providers focused on business opportunities in the regional and next-day delivery markets. Regional Transportation is comprised of New Penn Motor Express, Holland and Reddaway. These companies each provide regional, next-day ground services in their respective regions through a network of facilities located across the U.S., Canada, Mexico and Puerto Rico.

•	YRC Truckload reflects the results of Glen Moore, a provider of truckload services throughout the U.S.

In August 2010, we completed the sale of the majority of our YRC Logistics business to a third party.

At June 30, 2011, approximately 77% of our labor force was subject to collective bargaining agreements, which predominantly expire in 2015.

For the six months ended June 30, 2011 and 2010, we generated revenues of $2.4 billion and $2.1 billion, respectively, reported loss from continuing operations of $144.9 million and $269.1 million, respectively, and reported a net loss of $144.9 million and $284.5 million, respectively. For the years ended December 31, 2010, 2009 and 2008, we generated revenues of $4.3 billion, $4.8 billion and $8.3 billion, respectively, reported loss from continuing operations of $301.1 million, $634.3 million and $852.7 million, respectively, and reported a net loss of $324.2 million, $622.0 million and $976.4 million, respectively. For the years ending December 31, 2009 and 2010 our audit report noted that we have experienced significant declines in operations, cash flows and liquidity and these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements for these periods incorporated by reference in this prospectus do not include any adjustments that might result from the outcome of this uncertainty.

YRC Worldwide Inc. was incorporated in Delaware in 1983 and is headquartered in Overland Park, Kansas. We employed approximately 32,000 people as of June 30, 2011. The mailing address of our headquarters is 10990 Roe Avenue, Overland Park, Kansas 66211, and our telephone number is (913) 696-6100. Our website is www.yrcw.com. Through the “SEC Filings” link on our website, we make available the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All of these filings may be viewed or printed from our website free of charge.

1

Exhibit C

300 North LaSalle Chicago, Illinois 60654

(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

[October [—], 2011]

YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Dear YRC Worldwide Inc.:

We are acting as special counsel to YRC Worldwide Inc., a Delaware corporation (the “Company”), and each of the Company’s subsidiaries listed on Schedule I hereto (collectively, the “Guarantors”), in connection with the preparation of the Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) (Registration No. 333-176971) filed with the Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended (the “Securities Act”), by the Company and the Guarantors. The Registration Statement relates to the registration of $14,993,612 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and $6,502,414 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $13,401,338 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”) and $5,811,879 in aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, the Additional Notes together with the Initial Notes, the “Notes”), 161,339,531 shares of the Company’s common stock, par value $0.01 per share (the “Issued Common Shares”), 500,642,286 shares of the Company’s common stock, par value $0.01 per share (the “Issuable Common Shares”) issuable in respect of the Series A Notes, the Additional Series A Notes, the Series B Notes and the Additional Series B Notes, and the guarantees of the Guarantors with respect to the Series A Notes, the Additional Series A Notes, the Series B Notes and the Additional Series B Notes (collectively, the “Guarantees” and together with the Series A Notes, the Additional Series A Notes, the Series B Notes, the Additional Series B Notes, Issued Common Shares and the Issuable Common Shares, the “Securities”), as described in the Registration Statement.

The Series A Notes and Guarantees in respect of the Series A Notes were issued pursuant to an indenture (the “Series A Indenture”), dated as of July 22, 2011, by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), the Series B Notes and Guarantees in respect of the Series B Notes were issued pursuant to an

YRC Worldwide Inc.

[October [—], 2011]

indenture, dated as of July 22, 2011, by and among the Company, the Guarantors and the Trustee (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”), and the Issued Common Shares were issued upon the automatic conversion of the Company’s Series B Convertible Preferred Stock on September 16, 2011 pursuant to a certificate of designations for such Series B Convertible Preferred Stock (the “Certificate of Designations,” and together with the Indentures, the “Transaction Documents”) filed with the Secretary of State of Delaware on July 22, 2011.

In connection with the registration of the Securities, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (i) the organizational documents of the Company and the Guarantors, (ii) minutes and records of the corporate proceedings of the Company and the Guarantors, (iii) the Registration Statement and the exhibits thereto and (iv) the Transaction Documents.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company and the Guarantors and the due authorization, execution and delivery of all documents by the parties thereto other than the Company and the Guarantors. We have not independently established or verified any facts relevant to the opinion expressed herein, but have relied upon statements and representations of the officers and other representatives of the Company and the Guarantors.

We have also assumed that:

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement;

(iv) the Issuable Common Shares issuable on account of the Notes were issued in accordance with, and in the form and containing the terms as set forth in, the Transaction Documents; and

YRC Worldwide Inc.

[October [—], 2011]

(v) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

Based upon and subject to the qualifications, assumptions and limitations set forth herein, we are of the opinion that:

1. The Initial Notes constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

2. The Initial Guarantees constitute valid and binding obligations of the Guarantors enforceable against the respective Guarantors in accordance with their terms.

3. The Additional Notes and the Additional Guarantees, have been duly authorized and, when executed and delivered by the Company and the Guarantors, respectively, in accordance with the Indentures, will be valid and binding obligations of the Company and the Guarantors, respectively, enforceable against the Company and the respective Guarantors in accordance with their terms.

4. The Issued Common Shares have been validly issued, fully paid and non-assessable.

5. The Issuable Common Shares issuable on account of the Notes have been duly authorized and, when issued and delivered by the Company in accordance with the terms of the Notes and the Transaction Documents, will be validly issued, fully paid and non-assessable.

Our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), (iii) public policy considerations which may limit the rights of parties to obtain certain remedies, and (iv) any laws except the federal securities laws of the United States, the laws of the State of New York, the General Corporation Law of the State of Delaware and the Limited Liability Company Act of the State of Delaware, including the applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws and, with respect to YRC Logistics Services, Inc. and USF Technology Services Inc., each an Illinois corporation, the Illinois Business Corporation Act of 1983, including the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of

YRC Worldwide Inc.

[October [—], 2011]

the State of Illinois. For purposes of our opinion that the Initial Guarantees will be valid and binding obligations of the Guarantors and that the Additional Guarantees, when duly authorized, executed and delivered by the Guarantors in accordance with the Transaction Documents, will be valid and binding obligations of the Guarantors, we have, without conducting any research or investigation with respect thereto, relied on the opinions of: (i) Morgan, Lewis & Bockius LLP, with respect to Roadway Next Day Corporation, USF Glen Moore Inc. and New Penn Motor Express, Inc., each a Pennsylvania corporation, (ii) Clark Hill PLC, with respect to USF Holland Inc., a Michigan corporation, (iii) Stoel Rives LLP, with respect to USF Reddaway Inc., an Oregon corporation, (iv) Kobayashi, Sugita & Goda, with respect to IMUA Handling Corporation, a Hawaii corporation, (v) Husch Blackwell LLP, with respect to USF Dugan Inc., a Kansas corporation, (vi) Snell & Wilmer L.L.P., with respect to USF Bestway Inc., an Arizona corporation, and (vii) Baker & Hostetler LLP, with respect to Roadway Reverse Logistics, Inc., an Ohio corporation, that such Guarantors have the requisite corporate power and authority to perform their respect obligations under the Indentures and the applicable Guarantees and that such Guarantees do not conflict with, or require consents under the laws of the Guarantors’ respective states of organization. We are not licensed to practice in any of these states.

We express no opinion with respect to the enforceability of: (i) consents to, or restrictions upon, judicial relief or jurisdiction or venue; (ii) waivers of rights or defenses with respect to stay, extension or usury laws; (iii) advance waivers of claims, defenses, rights granted by law, or notice, opportunity for hearing, evidentiary requirements, statutes of limitation, trial by jury or at law, or other procedural rights; (iv) waivers of broadly or vaguely stated rights; (v) provisions for exclusivity, election or cumulation of rights or remedies; (vi) provisions authorizing or validating conclusive or discretionary determinations; (vii) grants of setoff rights; (viii) provisions for the payment of attorneys’ fees where such payment is contrary to law or public policy; (ix) proxies, powers and trusts; (x) restrictions upon non-written modifications and waivers; (xi) provisions prohibiting, restricting, or requiring consent to assignment or transfer of any right or property; (xii) any provision to the extent it requires any party to indemnify any other person against loss in obtaining the currency due following a court judgment in another currency; and (xiii) provisions for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty.

To the extent that the obligations of the Company and the Guarantors under the Indentures may be dependent on such matters, we assume for purposes of this opinion that the Trustee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; that the Trustee is duly qualified to engage in the activities contemplated by the Indentures; that the Indentures will be duly authorized, executed and delivered by the Trustee and will constitute the legally valid and binding obligations of the Trustee, enforceable against

YRC Worldwide Inc.

[October [—], 2011]

Trustee in accordance with their terms; that the Trustee will duly authenticate and deliver the Notes in accordance with the Indentures; that the Trustee is in compliance, generally and with respect to acting as an agent under the Indentures with all applicable laws and regulations; and that the Trustee has the requisite organizational and legal power and authority to perform its obligations under the Indentures.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. This opinion and consent may be incorporated by reference in a subsequent registration statement filed pursuant to Rule 462(b) of the Rules promulgated under the Securities Act (the “Rules”) with respect to the registration of additional Securities for sale in any offering contemplated by the Registration Statement and shall cover such additional Securities.

We do not find it necessary for the purposes of this opinion, and accordingly we do not purport to cover herein, the application of the securities or “Blue Sky” laws of the various states to the sale of the Securities.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. This opinion is limited to the laws, including the Rules, as in effect on the date on which the Registration Statement is declared effective by the Commission under the Securities Act, which laws are subject to change with possible retroactive effect. We assume no obligation to revise or supplement this opinion should the present federal securities laws of the United States, laws of the State of New York, the General Corporation Law of the State of Delaware, the Limited Liability Company Act of the State of Delaware or the Illinois Business Corporation Act of 1983 be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement, in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

YRC Worldwide Inc.

[October [—], 2011]

Sincerely,

Exhibit D

October [—], 2011

Imua Handling Corporation

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Re: Registration Statement on Form S-1

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to Imua Handling Corporation, a Hawaii corporation (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) (Registration No. 333-                    ) filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2011, under the Securities Act of 1933, as amended (the “Securities Act”), by YRC Worldwide Inc., a Delaware corporation (the “Company”), the Guarantor and the other guarantors named therein (collectively, the “Guarantors”). The Registration Statement relates to the registration of $14,993,612.00 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and $6,502,414.00 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $13,401,338.00 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”) and $5,811,879.00 in aggregate principal amount of Series B Notes paid-in-kind in respect to interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, and the Additional Notes together with the Initial Notes, the “Notes”), 161,339,531 shares of the Company’s common stock, par value $0.01 per share (the “Issued Common Shares”), 500,642,286 shares of the Company’s common stock, par value $0.01 per share (the “Issuable Common Shares) issuable in respect of the Notes and the guarantees of the Guarantors with respect to the Notes (collectively, the “Guarantees” and together with the Notes, the Issued Common Shares, and the Issuable Common Shares, the “Securities”), as described in the Registration Statement.

Imua Handling Corporation

October [—], 2011

The Series A Notes and Guarantees in respect to the Series A Notes were issued pursuant to an indenture (the “Series A Indenture”), dated as of July 22, 2011, by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), the Series B Notes and Guarantees in respect of the Series B Notes were issued pursuant to an indenture dated July 22, 2011, by and among the Company, the Guarantors and the Trustee (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”), and the Issued Common Shares were issued upon the automatic conversion of the Company’s Series B Convertible Preferred Stock on September 16, 2011 pursuant to a certificate of designations for such Series B Convertible Stock (the “Certificate of Designations” and together with the Indentures, the “Transaction Documents”) filed with the Secretary of State of Delaware on July 22, 2011 .

In connection with the registration of the Securities, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (i) the organizational documents of the Guarantor, (ii) minutes and records of the corporate proceedings of the Guarantor, (iii) the Registration Statement and the exhibits thereto, (iv) the Transaction Documents and (v) the Notes and the Guarantee of the Guarantor in respect to the Notes (the “Guarantee”).

Further, we have reviewed and examined the Certificate of Good Standing for the Guarantor dated September 23 , 2011, issued and certified by the Director of Commerce and Consumer Affairs of the State of Hawaii on such date (the “Certificate of Good Standing”), and have made such legal and factual examinations and have made such inquiries and examined such other documents as deemed necessary or appropriate for the purposes of this opinion.

In addition, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, certificates of public officials and other documents and instruments as we have deemed necessary or advisable for purposes of this opinion.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Guarantor and the due authorization, execution and delivery of all documents by the parties thereto other than the Guarantor. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company, the Guarantor and others.

Imua Handling Corporation

October [—], 2011

We have also assumed that:

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement;

(iv) the Notes and the Guarantees will be issued and sold in accordance with, and in the form and containing the terms as set forth in, the Transaction Documents; and

(v) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

1.	The Guarantor is a corporation duly incorporated, validly existing and, based solely on the Certificate of Good Standing, in good standing under the laws of the State of Hawaii.

2.	The Guarantor has the corporate power to enter into and perform its obligations under the Indentures and the Guarantee.

3.	The execution and delivery of the Indenture sand the Guarantee by the Guarantor and the performance by the Guarantor of its obligations thereunder have been duly authorized by all necessary corporate action.

4.	The execution and delivery of the Indentures and the Guarantee by the Guarantor and the performance by the Guarantor of its obligations thereunder (including with respect to the Guarantee) do not conflict with or constitute or result in a breach or default under (or an event which with notice or the passage of time or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of (i) the Articles of Incorporation or Bylaws of the Guarantor, or (ii) any law, rule or regulation of governmental authorities (other than those of counties, towns, municipalities and special political subdivisions) of the State of Hawaii (such laws, rules and regulations are referred to in the opinion as the “Applicable Laws”).

Imua Handling Corporation

October [—], 2011

5.	No consent, waiver, approval, authorization or order of any court or governmental authority of the State of Hawaii is required pursuant to any Applicable Law in connection with the Guarantor’s issuance of the Guarantee.

Our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iii) public policy considerations which may limit the rights of parties to obtain certain remedies; (iv) any laws except the laws of the State of Hawaii and the State of Hawaii case law decided thereunder; and (v) the “Blue Sky” laws and regulations of the State of Hawaii.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. The Securities may be sold from time to time by the holders thereof as contemplated by the Regulation Statement, and this opinion is limited to the laws, including the rules and regulations, of the State of Hawaii as in effect on the date on which the Registration Statement is declared effective by the Commission under the Securities Act, which laws are subject to change with possible retroactive effect. We assume no obligation to revise or supplement this opinion should the present laws of the State of Hawaii be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act and will be incorporated by reference in the Registration Statement. Kirkland & Ellis LLP may rely upon this opinion to the same extent as if it were an addressee hereof.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement with respect to the laws of the State of Hawaii. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

DAVID B. TONGG
for
KOBAYASHI, SUGITA & GODA

Exhibit E

October     , 2011

USF Holland Inc.

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

RE:    Registration Statement of Form S-1

Ladies and Gentlemen:

We have acted as Michigan counsel to USF Holland Inc., a Michigan corporation (the “Guarantor”), regarding certain matters in connection with the preparation of the Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on September 23 2011, under the Securities Act of 1933, as amended (the “Securities Act”), by YRC Worldwide Inc., a Delaware corporation (the “Company”), the Guarantor and the other guarantors named therein (collectively, the “Guarantors”). The Registration Statement relates to the resale of $14,993,612 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and $6,502,414 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $13,401,338 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”) and $5,811,879 in aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, the Additional Notes together with the Initial Notes, the “Notes”), 161,339,531 shares of the Company’s common stock, par value $0.01 per share (the “Common Shares”), and the guarantees of the Guarantors with respect to the Series A Notes, the Additional Series A Notes, the Series B Notes and the Additional Series B Notes (collectively, the “Guarantees” and together with the Series A Notes, the Additional Series A Notes, the Series B Notes, the Additional Series B Notes, and the Common Shares, the “Securities”), as described in the Registration Statement.

Materials Examined

Except as described in this letter, we are not generally familiar with the Guarantor’s business, records, transactions, or activities. Our knowledge of its business, records,

USF Holland Inc.

October     , 2011

transactions, and activities is limited to the information that is set forth below and on Exhibit A and that otherwise has been brought to our attention by certificates executed and delivered to us by officers of the Guarantor in connection with this Opinion Letter. In connection with this Opinion Letter, we have examined executed copies of the following documents:

I.	The Guarantees

We have also examined copies, certified or otherwise identified to our satisfaction of (a) the Articles of Incorporation and Bylaws for the Guarantor listed in Exhibit A, attached hereto and made a part hereof (collectively, the “Organization Documents”); (b) the Resolutions of the Board of Directors of the Guarantor listed in Exhibit A (the “Authority Documents”); (c) the Officer’s Certificate listed in Exhibit A (the “Officer’s Certificate”); and (d) the Certificate of Good Standing of the Michigan Department of Licensing and Regulatory Affairs, dated October     , 2011, issued with respect to the Guarantor. As to questions of fact material to those opinions, we have, to the extent we deemed appropriate, relied upon and assumed the accuracy of such records, documents, certificates, and instruments. We have made such examination of the laws of the State of Michigan (the “State”) as we deemed relevant for purposes of this Opinion Letter, but we have not made a review of, and express no opinion concerning, the laws of any jurisdiction other than the State.

The Guarantees, the Authority Documents, the Organization Documents and the Officer’s Certificate are collectively referred to herein as the “Transaction Documents.”

Scope of Opinion

Our representation of the Guarantor is limited to the transactions contemplated by the Guarantees and is limited to the review of the matters described herein and does not involve an overall knowledge of, or familiarity with the affairs, operations, obligations, or property of the Guarantor. We have made no search of the public records to determine the existence of any legal proceedings involving the Company or any of the Guarantors.

Assumptions

In rendering our opinions expressed below, we have assumed, without independent investigation or verification of any kind, certain facts and matters of law that are necessary to enable us to render this Opinion Letter. Those assumptions, upon which we have relied with your permission, are as follows:

(i) The genuineness of all signatures, the legal capacity and competency of natural persons executing the Transaction Documents, whether on behalf of themselves or other persons or entities, the authenticity of all documents submitted to us as originals, the conformity with authentic original documents of all documents submitted to us as certified, conformed, photostatic or otherwise reproduced copies, and the authenticity of the originals of such copies.

USF Holland Inc.

October     , 2011

(ii) The respective factual representations, factual statements and factual warranties in the Transaction Documents are accurate, complete and truthful.

(iii) Each of the Guarantees, in the form submitted to us for review, has been appropriately completed, with all appropriate schedules and exhibits attached, and all blanks appropriately filled in.

(iv) The Guarantees have been duly and validly executed and delivered.

(v) All terms and conditions of, or relating to, the transaction described in the Guarantees (the “Transaction”) are correctly and completely contained in the Guarantees, and the execution and delivery of the Guarantees by all parties thereto was free of intentional or unintentional mistake, fraud, undue influence, duress or criminal activity.

(vi) All official public records (including their proper indexing and filing) furnished to or obtained by us, electronically or otherwise, were accurate, complete and authentic when delivered or issued.

Opinions

Based on the foregoing and in reliance thereon, we are of the opinion, subject to the assumptions, limitations and qualifications set forth herein and based on the laws of the State as they are presently written and interpreted, that:

1. The Guarantor is a corporation validly incorporated, validly existing and in good standing under the laws of the State.

2. The Guarantor has the requisite corporate power and corporate authority under State law and its Organization Documents to execute and deliver the Guarantees and to consummate the transactions contemplated by, and perform its obligations under, the Guarantees.

3. The execution and delivery of the Guarantees by the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Guarantor, and the performance of the Guarantor’s obligations thereunder, have been duly authorized by all requisite corporate action on the part of the Guarantor.

4. The execution and delivery of the Guarantees by Guarantor did not, and the performance by Guarantor of its obligations thereunder will not, conflict with or constitute or result in a breach or default under (or an event which with notice of the passage of time or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of any of (i) the Organization Documents, or (ii) any law, rule or regulation of the State.

USF Holland Inc.

October     , 2011

5. No consent, waiver, approval, authorization or order of any court or governmental authority of the State is required pursuant to any laws of the State in connection with a corporation’s execution and delivery of a guaranty. No consent, waiver, approval or authorization of any regulatory body of the State is required pursuant to any laws of the State in connection with Guarantor’s execution and delivery of the Guarantees. Based solely upon the attached Officer’s Certificate, no order of any court of the State is required pursuant to any laws of the State in connection with Guarantor’s execution and delivery of the Guarantees.

Limitations and Qualifications

Each of the opinions set forth above is limited by its terms and subject to the assumptions hereinabove stated and is further subject to the following qualifications, exceptions and limitations, none of which shall limit the generality of any other assumption, qualification, exception or limitation.

1. Choice of Law. The opinions expressed herein are limited to the laws of the State and expressly exclude Federal law.

2. Law Considered. Our opinions are based solely on the laws of the State. However, we do not purport to address in this Opinion Letter the effect of any of the following laws on any of the opinions contained herein: law of any subdivision of government of the State; environmental laws and regulations; land use and subdivision laws and regulations; trademark and intellectual property laws and regulations; racketeering laws and regulations; health and safety laws and regulations; labor laws and regulations; “Blue Sky” laws and regulations; antitrust and unfair competition laws and regulations; laws, regulations and policies concerning (i) national and local emergencies, (ii) possible judicial deference to acts of sovereign states, and (iii) criminal and civil forfeiture; other statutes of general application to the extent they provide for criminal prosecution; slum clearance, urban renewal and farm housing; civil rights acts; and the Uniform Relocation Assistance and Real Property Acquisition Policies Act. While we believe these laws are beyond the purview of this Opinion Letter, this qualification is made to avoid any implication otherwise.

3. Reliance. This Opinion Letter is furnished to you in connection with the filing of the Registration Statement and will be incorporated by reference in the Registration Statement. This opinion may not be used, circulated, quoted or otherwise relied upon for any other purpose, except that Kirkland & Ellis LLP and purchasers of the Notes may rely upon this opinion to the same extent as if each were an addressee hereof. The use or reliance upon this Opinion Letter by any other person or entity without our prior written consent is strictly prohibited.

4. Consent. We hereby consent to the filing of this Opinion Letter with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement with respect to the laws of

USF Holland Inc.

October     , 2011

the State. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

CLARK HILL PLC

EXHIBIT A

Organization Documents for

USF Holland Inc.

1. Articles of Incorporation of the Guarantor, as amended from time to time (“Articles”), as certified by the Bureau on April 1, 2008, and certified by the Secretary as of September 23, 2011, to be a true and complete copy of the Articles of Incorporation, as amended.

2. Bylaws of the Guarantor (“Bylaws”), as certified by the Secretary of the Guarantor as of September 23, 2011 to be a true and complete copy of the Bylaws of the Guarantor.

3. Resolutions (“Resolutions”) of the Board of Directors of the Guarantor dated July 22, 2011, as certified by the Secretary as of September 23, 2011 to be a true and complete copy of the Resolutions of the Board of Directors of the Guarantor, which Resolutions authorize the execution and delivery of the Guarantees by the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Guarantor.

4. Secretary’s Certificate of Jeff P. Bennett, as the Secretary of the Guarantor, dated as of September 23, 2011, certifying certain factual matters and the Articles, Bylaws and Resolutions of the Guarantor, attached hereto (the “Officer’s Certificate”).

Exhibit F

[Stoel Rives LLP Letterhead]

October [    ], 2011

USF Reddaway Inc.

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Re: Registration Statement on Form S-1 (File No. 333-176971)

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to USF Reddaway Inc., an Oregon corporation (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-1 (File No. 333-176971) (as amended or supplemented, the “Registration Statement”).

You have advised us as follows:

(a) That the Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), by YRC Worldwide Inc., a Delaware corporation (the “Company”), the Guarantor and certain other guarantors named therein (collectively, the “Guarantors”).

(b) The Registration Statement relates to the registration of $14,993,612 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and $6,502,414 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $13,401,338 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”) and $5,811,879 in aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, the Additional Notes together with the Initial Notes, the “Notes”), 161,339,531 shares of the Company’s common stock, par value $0.01 per share (the “Issued Common Shares”), 500,642,286 shares of the Company’s common stock, par value $0.01 per share (the “Issuable Common Shares”) issuable in respect of the Notes and the guarantees of the Guarantors with respect to the Notes (collectively, the “Guarantees” and together with the Notes, the Issued Common Shares, and the Issuable Common Shares, the “Securities”), as described in the Registration Statement.

USF Reddaway Inc.

c/o YRC Worldwide Inc.

October [    ], 2011

(c) The Series A Notes and the Guarantees in respect of the Series A Notes were issued pursuant to an indenture (the “Series A Indenture”) dated as of July 22, 2011, by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), the Series B Notes and the Guarantees in respect of the Series B Notes were issued pursuant to an indenture dated as of July 22, 2011, by and among the Company, the Guarantors and the Trustee (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”), and the Issued Common Shares were issued upon the automatic conversion of the Company’s Series B Convertible Preferred Stock on September 16, 2011, pursuant to a certificate of designations for such Series B Convertible Preferred Stock filed with the Secretary of State of Delaware on July 22, 2011.

In connection with the registration of the Guarantees, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (a) a Certificate dated October 21, 2011, from the Corporation Division of the Office of the Secretary of State of the State of Oregon as to the active status of the Guarantor, (b) the organizational documents of the Guarantor, (c) minutes and records of the corporate proceedings of the Guarantor, (d) the executed Indentures, which constitute the Guarantees, and (e) the executed Global Securities (as defined in the Indentures) representing the Notes.

For purposes of this opinion, in addition to the foregoing, which we have assumed is correct, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto (other than the Guarantor) and the due authorization, execution and delivery of all documents by the parties thereto (other than the Guarantor). We have not independently investigated, established or verified any facts relevant to the opinion expressed herein, but have relied upon statements and representations of the officers and other representatives of the Company and the Guarantor.

We have also assumed that:

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

USF Reddaway Inc.

c/o YRC Worldwide Inc.

October [    ], 2011

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement and in compliance with applicable federal and state securities laws;

(iv) the Notes and the Guarantees were issued and sold in accordance with, and in the form and containing the terms as set forth in, the Indentures, and in compliance with applicable federal and state securities laws; and

(v) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

We do not represent the Guarantor on a general or regular basis and, accordingly, have no detailed information concerning its business or operations. Therefore, except as otherwise expressly provided herein, nothing contained herein should be construed as an opinion regarding the Guarantor or its operations satisfying or otherwise complying with any local laws or ordinances or laws or ordinances of general application pertaining to the particular business and operations of the Guarantor.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

1.	The Guarantor is a corporation duly incorporated and validly existing under the laws of the State of Oregon.

2.	The Guarantor (a) has duly authorized the Indentures and the Guarantees issued by it, (b) has duly authorized the Guarantor’s performance of its obligations under the Indenture and such Guarantees by all requisite corporate action, and (c) has the corporate power and authority to enter into and perform its obligations under the Indenture and such Guarantees.

3.	The execution and delivery of the Indentures and the Guarantees issued by the Guarantor by the President, the Chief Financial Officer, any Senior Vice President, any Vice President, the Secretary, or any Assistant Secretary of the Guarantor have been duly authorized by all requisite corporate action.

4.

The execution and delivery by the Guarantor of the Indentures and the Guarantees issued by it and the performance by the Guarantor of its obligations thereunder (including with respect to the Guarantee issued by the Guarantor) will not conflict with or constitute or result in a breach or default under (or an event which with notice or the passage of time

USF Reddaway Inc.

c/o YRC Worldwide Inc.

October [    ], 2011

or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of any of (i) the articles of incorporation or bylaws of the Guarantor or (ii) any law, rule or regulation of the State of Oregon applicable to Guarantor and the transactions contemplated by the Indenture (such laws, rule and regulations are referred to in this opinion as “Applicable Laws”).

5.	No consent, waiver, approval, authorization or order of any State of Oregon court or governmental authority of the State of Oregon is required under Applicable Law in connection with the execution and delivery of the Guarantee issued by the Guarantor.

We express no opinion with respect to the Issued Common Shares or the Issuable Common Shares. Furthermore, our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iii) public policy considerations which may limit the rights of parties to obtain certain remedies; (iv) any laws except the laws of the State of Oregon and the Oregon case law decided thereunder; and (v) the “Blue Sky” laws and regulations of State of Oregon.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. This opinion is limited to the laws, including the rules and regulations, as in effect on the date on which the Registration Statement is declared effective by the Commission under the Securities Act, which laws are subject to change with possible retroactive effect. We assume no obligation to revise or supplement this opinion should the present laws of the State of Oregon be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act and will be incorporated by reference in the Registration Statement. This opinion may not be used, circulated, quoted or otherwise relied upon for any other purpose, except that (a) Kirkland & Ellis LLP may rely upon this opinion in connection with its opinion addressed to the Company, dated the date hereof and filed with the Registration Statement and (b) a Purchaser of any Note may rely on this opinion, in each case as if it were addressed and had been delivered to them on the date of this opinion.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the

USF Reddaway Inc.

c/o YRC Worldwide Inc.

October [    ], 2011

category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

Exhibit G

October [—], 2011

USF Bestway Inc.

10990 Roe Avenue

Overland Park, KS 66211

Re:	Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as special counsel to USF Bestway Inc., an Arizona corporation (the “Guarantor”), a subsidiary of YRC Worldwide Inc., a Delaware corporation (the “Company”), in connection with the guarantee by the Guarantor (the “Guarantees”) of the obligations of the Company in respect of (i) $14,993,612 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”), (ii) $13,401,338 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”), (iii) $6,502,414 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), and (iv) $5,811,879 in aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, and the Additional Notes together with the Initial Notes, the “Notes”), offered for resale by Selling Securityholders (collectively, the “Selling Securityholders”) named in the Company’s filing with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).

In our capacity as such counsel, we have reviewed and are familiar with the Registration Statement and exhibits thereto, including the prospectus comprising a part thereof. For the purpose of rendering this opinion, we have made such factual and legal examinations as we deemed necessary under the circumstances, and in that connection we have examined, among other things, originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials, certificates of officers or other representatives of the Guarantor, and other instruments and have made such inquiries as we have deemed appropriate for the purpose of rendering this opinion.

In our examination, we have assumed without independent verification (i) the legal capacity and competency of all natural persons, (ii) the genuineness of all signatures, (iii) the

USF Bestway Inc.

October [—], 2011

authenticity of all documents submitted to us as originals, (iv) the conformity to original documents of all documents submitted to us as conformed or photostatic copies and the authenticity of the originals of such latter documents and (v) the power and authority of all persons other than the Guarantor signing such documents to execute, deliver and perform under such documents, and the valid authorization, execution and delivery of such documents by such other persons. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers or other representatives of the Guarantor and others.

On the basis of, and in reliance on, the foregoing examination and subject to the assumptions, exceptions, qualifications and limitations contained herein and subject to completion of the corporate or other entity action proposed to be taken by the Guarantor, we are of the opinion that:

1. The Guarantor is a corporation validly existing and in good standing under the laws of the State of Arizona.

2. The Guarantor has the corporate power to enter into and perform its obligations under the Guarantees.

3. The Guarantees have been duly authorized by Guarantor, and the Guarantor’s performance of its obligations thereunder has been duly authorized by all necessary corporate action.

4. The execution and delivery of the Guarantees by the Guarantor do not violate any law, rule or regulation of governmental authorities (other than those of counties, towns, municipalities and special political subdivisions) of the State of Arizona applicable to the Guarantor (such laws, rule and regulations are referred to in this opinion as “Applicable Laws”).

5. No consent, waiver, approval, authorization or order of any court of governmental authority of the State of Arizona is required pursuant to any Applicable Law in connection with Guarantor’s execution and delivery of the Guarantees.

The opinions set forth herein are subject to the following further assumptions, qualifications, limitations and exceptions:

A. We have assumed that: (i) the terms of the Notes shall not violate any applicable law, any debt securities of the Guarantor or result in a default or breach of any agreement binding upon the Guarantor, and comply with any requirement or restriction imposed by any court or other governmental body having jurisdiction over the Guarantor; (ii) all Notes have been issued and sold, and shall be resold, in compliance with applicable federal and state securities laws and solely in the manner stated in the Registration Statement and the appropriate offering

USF Bestway Inc.

October [—], 2011

documents; (iii) with respect to the Guarantee, if applicable, the Trustee has been properly qualified under the Trust Indenture Act of 1939, as amended; (iv) value has been given to the Guarantor pursuant to the Indenture and Guarantees; and (v) the Indenture, Notes and Guarantees are enforceable obligations of the respective parties.

B. This opinion is limited to the current laws of the State of Arizona and the current judicial interpretations thereof and to the facts as they exist on the date hereof. We assume no obligation to revise or supplement our opinions should the present laws, or the interpretation thereof, be changed in respect of any circumstances or events that occur subsequent to the date hereof.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.7 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. Kirkland & Ellis LLP may rely upon this opinion to the same extent as if it were an addressed hereof.

Very truly yours,

Exhibit H

October     , 2011

YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Ladies and Gentlemen:

We have acted as special Ohio counsel to Roadway Reverse Logistics, Inc., an Ohio corporation (“RRL”), in connection with its guarantee of the following notes issued on or about July 22, 2011 by YRC Worldwide Inc., a Delaware corporation (“YRC Worldwide”): (i) $140,000,000 aggregate principal amount of 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”); (ii) $61,918,911 aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”); (iii) $100,000,000 aggregate principal amount of 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”) and (iv) $44,227,794 aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and, together with the Series A Notes, the Additional Series A Notes and the Series B Notes, the “Notes.”). The Series A Notes and the Additional Series A Notes were issued by YRC Worldwide pursuant to the Indenture dated as of July 22, 2011 (the “Series A Indenture”) among YRC Worldwide, as issuer, YRC Worldwide’s domestic subsidiaries, including RRL, as guarantors (the “Guarantors”), and U.S. Bank National Association, as trustee (the “Trustee”). The Series B Notes and the Additional Series B Notes were issued by YRC Worldwide pursuant to the Indenture dated as of July 22, 2011 (the “Series B Indenture”) among YRC Worldwide, as issuer, the Guarantors, and the Trustee. This opinion letter is being furnished at the request of RRL in connection with the filing by YRC Worldwide with the United States Securities and Exchange Commission (the “Commission”) of a Registration Statement on Form S-1 relating to certain of the Notes (the “Registration Statement”). Kirkland & Ellis LLP may rely upon this opinion in connection with its opinion addressed to YRC Worldwide, dated the date hereof and filed in connection with the Registration Statement, to the same extent as if it were an addressee hereof.

In rendering this opinion, we have examined only the following: (a) facsimile or other electronic copies of the documents identified on Exhibit A-1 attached hereto, (b) copies, certified or otherwise identified to our satisfaction, of the documents identified on Exhibit A-2 attached hereto, and (c) such matters of law as we deemed necessary for

YRC Worldwide Inc.

October     , 2011

purposes of this opinion. Except as referred to on Exhibit A-2, we have neither examined nor requested an examination of the indices or records of any governmental or other agency, authority, instrumentality or entity for purposes of this opinion.

In rendering this opinion, we have assumed, with your consent, without independent verification or investigation:

(A) The legal capacity of natural persons, the absence of fraud, misrepresentation, duress and mistake, the genuineness of all signatures on documents submitted to us, the conformity to originals of all documents submitted to us as copies, and the authenticity of all documents; and

(B) That RRL is an indirect wholly-owned subsidiary of YRC Worldwide. ;

The opinions expressed in this letter are based solely on the law of the State of Ohio. We express no opinion as to the law of any other state or jurisdiction.

Based upon the foregoing and subject to the qualifications, assumptions and limitations contained in this opinion letter, we are of the opinion that:

1. RRL is a corporation validly existing and, based solely on the Good Standing Certificate (as defined on Exhibit A-2), in good standing under the law of the State of Ohio.

2. RRL has all requisite corporate power and authority to execute and deliver the RRL Documents and to perform its obligations thereunder. The execution and delivery by RRL of the RRL Documents and the performance of its obligations thereunder have been duly and validly authorized by all necessary corporate action on its part.

3. The execution and delivery of the RRL Documents by RRL and the performance by RRL of its obligations thereunder (a) do not violate any provision of the Charter Documents (as defined on Exhibit A-2) of RRL; and (b) do not contravene any existing law, rule or regulation of general applicability of the State of Ohio (“Applicable Laws”); provided, however, we express no opinion regarding compliance with applicable securities laws, rules or regulations of the State of Ohio.

4. Except as may be required by applicable securities laws, rules or regulations of the State of Ohio, as to which we express no opinion, no consent, waiver, approval, authorization or order of any governmental authority of the State of Ohio is required pursuant to Applicable Laws in connection with RRL’s execution and delivery of the RRL Documents.

We express no opinion as to the legality, validity, binding effect or enforceability of the RRL Documents or of any documents referred to therein or contemplated thereby.

The opinions expressed in this letter are made only as of the date hereof and cannot be relied upon with respect to events which occur subsequent to the issuance of this letter. We assume no obligation to advise you of any changes in the foregoing subsequent to

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October     , 2011

the delivery of this letter. The opinions in this letter are limited to the matters set forth in this letter, and no other opinion should be inferred beyond the matters expressly stated.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement with respect to the laws of the State of Ohio. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.

Very truly yours,

EXHIBIT A-1

1.	The Series A Indenture.

2.	The Series B Indenture.

The Series A Indenture and the Series B Indenture are referred to collectively as the “RRL Documents.”

EXHIBIT A-2

1.	Amended Articles of Incorporation, as amended, of RRL, as certified by the Secretary of State of the State of Ohio on June 15, 2011 and by an officer of RRL on the date of this opinion.

2.	Code of Regulations of RRL, as certified by an officer of RRL.

3.	A certificate of the Secretary of State of the State of Ohio dated October , 2011 evidencing that on that date RRL was in good standing under the law of the State of Ohio (the “Good Standing Certificate”).

4.	Certain resolutions of the Board of Directors of RRL, as certified by an officer of RRL.

The documents referred to in items 1 and 2 are referred to collectively as the “Charter Documents.”

Exhibit I

4801 Main Street, Suite 100

Kansas City, MO 64112

Direct: 816.983.8000

Fax: 816.983.8080

October [    ], 2011

USF Dugan Inc.

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Ladies and Gentlemen:

We have been retained as special Kansas counsel for USF Dugan Inc., a Kansas corporation (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on October [    ], 2011, under the Securities Act of 1933, as amended (the “Securities Act”), by YRC Worldwide Inc., a Delaware corporation (the “Company”), and certain of its subsidiaries, including the Guarantor. The Registration Statement relates, among other things, to the registration of $14,993,612 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”), and $6,502,414 in aggregate principal amount of Series A Notes paid in kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $13,401,338 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Note, the “Initial Notes) and $5,811,879 in aggregate principal amount of Series B Notes paid in kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes,” and the Additional Notes together with the Initial Notes, the “Notes”), and the guarantees of the Series A Notes, which guarantees are contained in Article XII of the Series A Indenture (defined below) and guarantees of the Series B Notes, which guarantees are contained in Article XII of the Series B Indenture (defined below) by certain of the Company’s subsidiaries, including the Guarantor (collectively, the “Guarantees”). The Series A Notes and the Guarantees in respect of the Series A Notes were issued pursuant to an indenture (the “Series A Indenture”) dated as of July 22, 2011 (the “Closing Date”) by and among the Company, the guarantors named therein and U.S. Bank National Association, as trustee (the “Trustee”), and the Series B Notes and the Guarantees in

October [    ], 2011

respect of the Series B Notes were issued pursuant to an indenture dated as of the Closing Date by and among the Company, the guarantors named therein and the Trustee (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”).

In connection with the filing of the Registration Statement, we have reviewed copies of the Series A Indenture and the Series B Indenture. We have also examined the Articles of Incorporation of the Guarantor certified by the Secretary of State of the State of Kansas as of September 15, 2011 (the “Articles of Incorporation”), the Amended and Restated Bylaws of the Guarantor adopted as of June 9, 2005 and certified by the President and Secretary of the Company to be currently in effect (the “Bylaws”), and a Certificate of Good Standing for the Guarantor dated October [    ], 2011 issued and certified by the Secretary of State of the State of Kansas (collectively, the “Public Documents”).

In rendering the opinions set forth below, we have made, with your permission, and without independent investigation on our part, the following assumptions:

a. We have assumed that all certifications of public officials and officers and directors of the Guarantor concerning factual matters are accurate and complete as of the date hereof.

b. We have assumed (i) the genuineness of all signatures, (ii) that all documents submitted to us as certified, conformed, photostatic or telefacsimilied copies conform to the original documents, and (iii) that all such original documents and all documents submitted to us as originals are authentic. We have also assumed the legal capacity of all natural persons.

c. We have, to the extent we have deemed appropriate and with your permission, assumed that the statements, recitals, representations and warranties as to matters of fact set forth in the Indentures were accurate and complete at the time made.

d. We have assumed that the Registration Statement will be effective at the time the Notes and the Guarantees with respect to the Notes are offered as contemplated by the Registration Statement.

e. We have assumed that any applicable prospectus supplement will have been prepared and filed with the Commission describing the Notes and the Guarantees of the Notes offered thereby to the extent necessary.

f. We have assumed that all Notes and the Guarantees of the Notes will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

g. We have assumed that all Notes and the Guarantees of the Notes were issued in accordance with, and in the form and containing the terms set forth in, the Indentures.

h. We have assumed that the Company and the Guarantor will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any

October [    ], 2011

other federal regulatory agencies necessary for the Notes and the Guarantees of the Notes to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

i. We have assumed that the executed Indentures conformed in all respects material to our opinion to the copies of the Indentures we reviewed.

With respect to our opinion that the Indentures have been duly executed and delivered by the Guarantor, we note that we were not present at the execution and delivery of the original documents and that we have based our opinion on certificates, statements or other representations of officers of the Guarantor.

As to facts material to this opinion, we have, with your permission, relied upon certificates and oral and written statements of officers of the Guarantor. Except to the extent expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of any fact. We are not generally familiar with the business or operations of the Guarantor and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Guarantor or the rendering of the opinions set forth below.

Based on the foregoing and in reliance thereon and on the assumptions and subject to the qualifications and limitations set forth in this opinion, we are of the opinion that:

1. The Guarantor is a corporation incorporated, validly existing and in good standing under the laws of the State of Kansas. This opinion is based solely on our review of the Public Documents.

2. The Guarantor has the corporate power to enter into and perform its obligations under the Indentures and the Guarantees.

3. The Indentures and the Guarantees have been duly authorized, executed and delivered by Guarantor, and the Guarantor’s performance of its obligations thereunder has been duly authorized by all necessary corporate action.

4. The execution and delivery of the Indentures and the Guarantees by Guarantor did not, and the performance by Guarantor of its obligations thereunder do not, conflict with or constitute or result in a breach or default under or result in the creation of a lien or encumbrance under or violation of any of (i) the Articles of Incorporation or Bylaws or (ii) any law of the State of Kansas or any rule or regulation thereunder.

5. No consent, waiver, approval, authorization or order of any court of governmental authority of the State of Kansas was required in connection with Guarantor’s execution of the Indentures and the Guarantees.

Our opinions are based on the assumptions (upon which we have relied with your consent) and subject to the qualifications and limitations set forth in this letter, including the following:

October [    ], 2011

A. We express no opinion as to the effect of local law which shall include charters, ordinances, administrative opinions and rules and regulations of cities, counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level). We express no opinion and do not include any opinion with respect to pension and employee benefit laws and regulations, antitrust and unfair competition laws and regulations, fraudulent conveyance laws and regulations, health and safety laws and regulations, labor laws and regulations, securities laws and regulations, or environmental laws, regulations and codes.

B. We are expressing no opinion with respect to any document other than the Indentures and are expressing no opinion as to the validity or enforceability of any document. We are expressing no opinion with respect to the Company or any other guarantor under the Indentures, except for the Guarantor.

C. We express no opinion with respect to the accuracy, completeness or sufficiency of any information contained in any filings with the Commission or any state securities regulatory agency, including the Registration Statement.

D. This opinion is limited to the matters specifically stated in this letter, and no further opinion is to be implied or may be inferred beyond the opinions specifically stated herein. This opinion is based solely on the law of the State of Kansas as of the date of this opinion and factual matters in existence as of such date, and we specifically disclaim any obligation to monitor or update any of the matters stated in this opinion or to advise the persons entitled to rely on this opinion of any change in law or fact after the date of this opinion which might affect any of the opinions stated herein. We are qualified to practice law in the State of Kansas, and we do not purport to be experts on, or to express any opinion herein concerning, any matter governed by the laws of any jurisdiction other the laws of the State of Kansas.

This opinion is furnished to you for your benefit in connection with the filing of the Registration Statement. Kirkland & Ellis LLP may rely upon this opinion in connection with its opinion addressed to the Guarantor, dated the date hereof and filed with the Registration Statement to the same extent as if it were an addressee hereof.

October [    ], 2011

We also hereby consent to the filing of this opinion with the Commission as an Exhibit 5 to the Registration Statement pursuant to Item 16 of Form S-1 and Item 601(b)(5) of Regulation S-K promulgated under the Securities Act. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement solely with respect to the laws of the State of Kansas as they apply to the Guarantor. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. No expansion of our opinions may be made by implication or otherwise. We express no opinion other than the opinions set forth herein.

Very truly yours,